UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SUPREME INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

868607102

(CUSIP Number)

William J. Barrett

210 Sundial Court

Vero Beach, Florida 32963

(732) 741-1500

with a copy to:

Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868607102

1.	Names of Reporting Persons William J. Barrett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,522,951 (1)

	8.	Shared Voting Power 102,296 (2)

	9.	Sole Dispositive Power 1,522,951 (1)

	10.	Shared Dispositive Power 102,296 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,560,883 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 885,999 shares of Class B Common Stock that are immediately convertible into shares of Class A Common Stock on a one-for-one basis.
(2)

Consists of (i) 85,439 shares of Class A Common Stock and (ii) 16,857 shares of Class B Common Stock owned by such Reporting Person’s spouse that are immediately convertible into shares of Class A Common Stock on a one-for-one basis.

(3)	Due to group status.
(4)

Due to group status and based upon (i) 15,503,763 shares of Class A Common Stock of the Issuer outstanding as of July 26, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q that was filed by the Issuer with the SEC on August 4, 2017 and (ii) 1,557,234 shares of Class B Common Stock that are immediately convertible into Class A Common Stock on a one-for-one basis.

CUSIP No. 868607102

1.	Names of Reporting Persons Herbert M. Gardner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 868,151 (1)

	8.	Shared Voting Power 67,485 (2)

	9.	Sole Dispositive Power 868,151 (1)

	10.	Shared Dispositive Power 67,485 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,560,883 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 587,862 shares of Class B Common Stock that are immediately convertible into shares of Class A Common Stock on a one-for-one basis.
(2)

Consists of (i) 969 shares of Class A Common Stock and (ii) 66,516 shares of Class B Common Stock that are immediately convertible into shares of Class A Common Stock on a one-for-one basis owned by a generation skipping marital trust under the will of Mary K. Gardner, such Reporting Person’s late spouse.

(3)	Due to group status.
(4)

Due to group status and based upon (i) 15,503,763 shares of Class A Common Stock of the Issuer outstanding as of July 26, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q that was filed by the Issuer with the SEC on August 4, 2017 and (ii) 1,557,234 shares of Class B Common Stock that are immediately convertible into Class A Common Stock on a one-for-one basis.

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock (the “Class A Common Stock”) of Supreme Industries, Inc., a Delaware corporation (the “Issuer”), and Class B common stock (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) of the Issuer, which is convertible into shares of Class A Common Stock on a one-for-one basis. This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission by William J. Barrett and Herbert M. Gardner as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (“SEC”) (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on September 14, 2016 (“Amendment No. 2” and collectively with Amendment No. 1, the “Amendments”) by furnishing the information set forth below.  Except as otherwise specified in this Amendment No. 2, all previous unchanged Items are unchanged.  Capitalized terms used herein that are not defined herein have the meanings given to them in the Schedule 13D filed with the Securities and Exchange Commission as amended by the Amendments.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented with the following:

On August 8, 2017, each of Messrs. Barrett and Gardner entered into a Tender and Voting Agreement with Wabash National Corporation (“Wabash”) and Redhawk Acquisition Corporation (“Merger Sub”).  The Tender and Voting Agreements were entered into in connection with an Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer, Wabash and Merger Sub pursuant to which Merger Sub has agreed to commence a tender offer (the “Offer”) to acquire all of the outstanding shares of the Common Stock at a purchase price of $21.00 per share of Common Stock in cash, without interest.

Pursuant to the Tender and Voting Agreements, each of Messrs. Barrett and Gardner agreed to, among other things, tender, and not withdraw, their Shares in the Offer and, if necessary, vote their shares in favor of the Merger and against any alternative acquisition proposal.  As of August 8, 2017, approximately 19% of the Company’s total outstanding Shares are subject to the Tender and Voting Agreements. The Tender and Voting Agreements terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms and amendments to the Offer or Merger that reduce the Offer Price or change the form of consideration payable in the Offer or the Merger.

The foregoing description of the Tender and Voting Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Form of Tender and Voting Agreement, which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 9, 2017 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a)                           The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

Mr. Barrett ultimately has no voting power or dispositive power over (i) the 280,289 shares of Class A Common Stock and the 587,862 shares of Class B Common Stock over which Mr. Gardner has sole voting power and dispositive power, and (ii) the 969 shares of Class A Common Stock and the 66,516 shares of Class B Common Stock owned by a generation skipping marital trust under the will of Mary K. Gardner, Mr. Gardner’s late wife.

Mr. Gardner ultimately has no voting power or dispositive power over (i) the 636,952 shares of Class A Common Stock and the 885,999 shares of Class B Common Stock over which Mr. Barrett has sole voting power and dispositive power, and (ii) the 85,439 shares of Class A Common Stock and the 16,857 shares of Class B Common Stock owned by Mr. Barrett’s wife.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)                                 Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c)                                  As of the time of filing there have been no transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons.

(d)                                 Not applicable.

(e)                                  Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 is incorporated by reference herein.  Except as described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 29, 2016).”
99.2	Form of Tender and Voting Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 9, 2017 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2017	WILLIAM J. BARRETT

/s/ William J. Barrett

HERBERT M. GARDNER

/s/ Herbert M. Gardner

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 29, 2016).
99.2	Form of Tender and Voting Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 9, 2017 and incorporated herein by reference).